SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                     FORM 12b-25

                             Notification of Late Filing

                                              Commission  file  Number  0-24682
(Check  one)

| |  Form  10-K  and  Form  10-KSB        | |  Form  11-K
| |  Form  20-F      |X|  Form  10-Q  and  Form  10-QSB      | |  Form  N-SAR

     For  the  period  ended  June  30,  1998

| |  Transition  Report  on  Form  10-K  and  Form  10-KSB
| |  Transition  Report  on  Form  20-F
| |  Transition  Report  on  Form  11-K
| |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
| |  Transition  Report  on  Form  N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not Applicable
                                 --------------

PART  I    REGISTRANT  INFORMATION

                            Community West Bancshares
                            -------------------------

Full  Name  of  Registrant

                                 Not Applicable
                                 --------------

Former  Name  if  Applicable

                              5638 Hollister Avenue
                              ---------------------

Address  of  Principal  Executive  Office  (Street  and  Number)

                            Goleta, California  93117
                            -------------------------

City,  State  and  Zip  Code

PART  II    RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b),  the  following  should  be  completed.  (Check  box  if appropriate)

     |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


     |X|  (c) The  accountant's  statement  or  other  exhibit required by Rule
              12b-25(c)  has  been  attached  if  applicable.

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PART  III    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Community West Bancshares (the "Company" or "Registrant") encountered late issues regarding the applicable calculation of the regulatory capital levels of its wholly-owned subsidiary, Goleta National Bank (the "Bank"). The Company is in the process of reviewing the calculation of the Bank's capital levels. The Company has not completed such review, and because it has been focusing its attention and resources on completing such review, it will not be able to complete its Form 10-Q for the period ended September 30, 1999 without unreasonable effort or expense prior to the due date of such Form 10-Q.

In accordance with Rule 12(b)-25(b)(2) of the Securities and Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Registrant undertakes to file its Form 10-Q for the period ended September 30, 1999 within 5 calendar days following the Form 10-Q's prescribed due date of November 14, 1999.

PART  IV    OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Lynda Pullon Radke          (805)              692-5821
              ------------------          -----               --------
                    (Name)             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         X   Yes        No
        ---         ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         X   Yes        No
        ---         ---

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Please see response to Part III. A reasonable estimate of the results cannot be made at this time because the Company has not finished conducting the review of its financial statements as set fourth in the response to Part III.


                              Community West Bancshares
                              -------------------------
                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   November 15, 1999                 By /s/ Lynda Pullon Radke
                                            ---------------------------
                                            Lynda Pullon Radke
                                            Senior Vice President and
                                            Chief Financial Officer

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